

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 31, 2011

<u>Via Facsimile</u>
Blair Sorby
President and Chief Executive Officer
Atlas Resources, Incorp.
4759 Kester Avenue
Sherman Oaks, CA 91403

> **Re: Atlas Resources, Incorp.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **File No. 333-166848**
> **Filed March 7, 2011**

Dear Mr. Sorby:

We have reviewed your response letter and amended filing, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   Please file as correspondence on EDGAR a written and properly dated response to our January 4, 2011 comment letter. Also re-file on EDGAR the response letter you submitted on December 16, 2010 with that date, which you had left open.

2.   We note you have revised your document to indicate the date of your inception was June 23, 2009 rather than July 1, 2009. Tell us how you determined that this revision was necessary and identify the documentation that you relied upon.

Financial Statements, page 19

3.   Please amend your registration statement to include an audit report covering your financial statements as of December 31, 2009 and from your inception (June 23, 2009) through December 31, 2009.

4.   In addition, please obtain and file updated consents from both your former and your current auditors; these should appear as Exhibits 23.1 and 23.2.

Changes In and Disagreements with Accountants, page 35

5.   Please expand your disclosure to also state whether your recent change in auditor was recommended or approved by your board of directors to comply with Item 304(a)(iii) of Regulation S-K.

6.   Please state whether during the period of your inception through the date of your former accountant's resignation there were any disagreements with your former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope of procedures to comply with Item 304(a)(iv) and (v) of Regulation S-K; provide the disclosures required for any such disagreements.

7.   We note your disclosure stating that you did not receive a responsive letter from your current accountants, Morrill & Associates, LLC, after providing them with a draft copy of the disclosures you intended to include in the registration statement relating to your recent change in accountants. There are circumstances described in Item 304(a)(2) of Regulation S-K under which you must provide your current auditor the opportunity to furnish a letter pertaining to your disclosure about the change in accountants. Please expand your disclosure to clarify the nature of the consultation or disagreement. Please also comply with Item 304(a)(3) of Regulation S-K which requires that you file a letter from your former accountant stating whether it agrees with the statements you have made pertaining to the change in accountants. Although your current disclosure indicates you have filed this letter as an exhibit, it does not appear with your filing. The consents from your current and former accountants to include their audit opinions in your registration statement should appear as Exhibit 23 while any letters pertaining to the change in accountants should appear as Exhibit 16. We suggest that you read the guidance in Item 601 of Regulation S-K for further clarification.

Closing Comments

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       You may contact Jenifer Gallagher at (202) 551-3706 or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact John Lucas at (202) 551-5798 or, in his absence, me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A. N. Parker

Anne Nguyen Parker
Branch Chief

cc: Thomas Puzzo, Esq.
       (206) 260-0111